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                             FOLEY, HOAG & ELIOT LLP
                             One Post Office Square
                           Boston, Massachusetts 02109

November 4, 1998

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

     We have acted as special counsel to Eastern Enterprises, a Massachusetts voluntary association ("Eastern") in connection with the acquisition by Eastern of all of the outstanding shares of common stock, no par value, of Essex County Gas Company, a Massachusetts gas utility company ("Essex County") in exchange for shares of common stock, $1.00 par value, of Eastern pursuant to an Agreement and Plan of Merger, dated as of December 19, 1997 (the "Merger Agreement"), by and between Essex County and Eastern providing for the merger (the "Merger") of a Massachusetts corporation wholly owned by Eastern with and into Essex County, as a result of which Essex County is the surviving corporation.

     In that capacity, we have participated in the preparation and filing of Eastern's Application to the Commission on Form U-1 (the "Application") for approval of the acquisition pursuant to Section 10 of the Public Utility Holding Company Act of 1935, as amended, and we have examined the Commission's order dated September 30, 1998 (the "Order") approving the Application. For purposes of this opinion, we have examined and relied upon such documents, records, certificates, and other instruments as we have deemed necessary.

     We express no opinion as to the applicability of, compliance with, or effect of the law of any jurisdiction other than the United States of America and The Commonwealth of Massachusetts.

     Based on the foregoing, we are of the opinion that the acquisition transaction described in the Application has been carried out in accordance with the Application and the Order, by consummation of the Merger in accordance with the terms of the Merger Agreement.

Very truly yours,
FOLEY, HOAG & ELIOT LLP

By  /s/ David W. Walker
    a partner

DWW/kmw